2
S40021
S40093
            TRADITIONAL GUARANTEED MINIMUM INCOME BENEFIT ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supplements the section of the Contract entitled "Annuity Provisions".



GUARANTEED MINIMUM INCOME BENEFIT (GMIB): The GMIB guarantees that the Contract Owner may annuitize the Contract under a fixed payment option*, on any Contract Anniversary, beginning with the 7th Contract Anniversary, with payments to be determined by the greater of:

1. Current fixed annuitization rates applied to the current Adjusted Contract Value; or

2. Guaranteed fixed annuitization rates applied to the Guaranteed Minimum Income Benefit Value.

The GMIB Value is equal to Purchase Payments reduced by each withdrawal's percentage of the Contract Value withdrawn, including any Contingent Deferred Sales Charge.


The GMIB is effective only when the Contract is annuitized within 30 days following a Contract Anniversary.


*Any Annuity Option available under this Contract may be used for this benefit. However, the Annuity Payments can only be made under a Fixed Annuity for the GMIB. If the Annuity Option chosen for the GMIB involves a period certain, the duration of the period certain must be at least 10 years.




                 Allianz Life Insurance Company of North America



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           Secretary                                      President